Exhibit 99.1

March 21, 2005

Dear Shareholder:

We would like to take this opportunity to invite you to our Annual General Meeting of Shareholders.  This year’s meeting will be held at The Toronto Stock Exchange Conference Centre in Toronto, Ontario on May 18, 2005 at 10:00 a.m.  The formal Notice of Meeting, Management Proxy Circular, Form of Proxy, and Annual Report for 2004 are contained in this package.

We encourage you to attend in person, ask questions and express your views.

Please complete, sign and return your proxy in the enclosed envelope.  Your vote is important to us.

Shareholder registration will occur in advance of the Annual General Meeting between 9:00 a.m. and 9:45 a.m.

We hope to have the opportunity to welcome you on May 18, 2005 and to review with you the significant progress made by your Corporation.

Brian M. King (signed)	Martin Barkin (signed)
Chairman of the Board	President, Chief Executive Officer

DRAXIS HEALTH INC.

NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of Shareholders (the “Meeting”) of DRAXIS HEALTH INC. (the “Corporation”) will be held at The Toronto Stock Exchange Conference Centre, 130 King Street West, Toronto, Ontario, M5X 1J2, on Wednesday, May 18, 2005 at 10:00 a.m. (Toronto time) for the following purposes:

(a)         to receive and consider the financial statements of the Corporation for the year ended December 31, 2004, together with the report of the auditors thereon;

(b)         to elect directors for the ensuing year;

(c)         to appoint auditors for the ensuing year and authorize the board of directors to fix their remuneration;

(d)         to reconfirm the Shareholder Rights Plan dated as of April 23, 2002; and

(e)         to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

An Annual Report for the year ended December 31, 2004 and Management Proxy Circular dated as of March 21, 2005 accompany this Notice of Meeting.

Shareholders who are unable to attend the meeting in person are requested to complete and return the enclosed form of proxy in the envelope provided for that purpose.

Shareholders as at the close of business March 21, 2005 will be entitled to vote at the meeting.

BY ORDER of the Board of Directors,

Alida Gualtieri (signed)
General Counsel and Secretary

Kirkland, Québec, Canada
March 21, 2005

MANAGEMENT PROXY CIRCULAR

OF

DRAXIS HEALTH INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD MAY 18, 2005

March 21, 2005

DRAXIS HEALTH INC.

MANAGEMENT PROXY CIRCULAR

TABLE OF CONTENTS

SOLICITATION OF PROXIES BY MANAGEMENT

APPOINTMENT OF PROXY HOLDERS AND REVOCATION OF PROXIES

VOTING BY PROXIES

VOTING SHARES AND PRINCIPAL HOLDERS

ELECTION OF DIRECTORS

CORPORATE GOVERNANCE

EXECUTIVE COMPENSATION
Summary Compensation Table
Incentive Plans
Philosophy
Equity Compensation Plan Information
Stock Option Plan
Deferred Share Unit Plan
Employee Group Registered Retirement Savings Plan
Subsidiary Long Term Incentive Plans
DRAXIMAGE, a division of DRAXIS Specialty Pharmaceuticals Inc.
DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.
Discontinued Plans
Employee Stock Ownership Plan
Equity Purchase Plan
Employee Participation Share Purchase Plan
Employment Contracts and Termination of Employment
Report of Human Resources and Compensation Committee on Executive Compensation
Stock Performance Graphs
Compensation of Directors
Minimum Shareholding Requirements

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

APPOINTMENT OF AUDITORS

SHAREHOLDER RIGHTS PLAN

SHAREHOLDER’S PROPOSALS

ADDITIONAL INFORMATION

APPROVALS AND SIGNATURES

SCHEDULE “A”
Corporation Corporate Governance Practices Compared with TSX Guidelines

SCHEDULE “B”
Resolution to Reconfirm Shareholder Rights Plan

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES BY MANAGEMENT

This management proxy circular (“Management Proxy Circular”) is provided in connection with the solicitation by the management of DRAXIS Health Inc. (the “Corporation”) of proxies to be used at its annual general meeting (the “Meeting”) of shareholders to be held on Wednesday, May 18, 2005 at The Toronto Stock Exchange Conference Centre, Toronto, Ontario, at 10:00 a.m., and at any adjournments thereof for the purposes set forth in the accompanying notice of annual general meeting (the “Notice”).

While management of the Corporation intends to solicit most proxies by mail, some proxies may be solicited by telephone or other personal contact by directors or officers of the Corporation.  The Corporation will bear the costs of the solicitation.

APPOINTMENT OF PROXY HOLDERS AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are directors and officers of the Corporation.  A shareholder has the right to appoint a person, who need not be a shareholder of the Corporation, other than the persons designated in the accompanying form of proxy, to attend and act on behalf of the shareholder at the Meeting.  To exercise this right, a shareholder may either insert such other person’s name in the blank space provided in the accompanying Form of Proxy, or complete another appropriate Form of Proxy.

To be valid, a proxy must be dated and signed by the shareholder or the shareholder’s attorney authorized in writing.  The proxy, to be acted upon, must be deposited with the Corporation, c/o its agent, Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1, by the close of business on the last business day prior to the date on which the Meeting is held, or with the chairman of the Meeting on the day of the Meeting.

A shareholder who has given a proxy may revoke it by depositing an instrument in writing (including another proxy) executed by the shareholder or by the shareholder’s attorney authorized in writing at the registered office of the Corporation at any time up to and including the last business day prior to the day the Meeting is to be held, or with the chairman of the Meeting on the day of the Meeting at any time before it is exercised on any particular matter or in any other manner permitted by law including attending the Meeting in person.

VOTING BY PROXIES

On any ballot that may be called for at the Meeting, the common shares of the Corporation represented by the enclosed Form of Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder indicated thereon.

In the absence of such instructions with regard to the election of directors or the appointment of auditors, the proxy will be voted FOR the election of the persons nominated for election as directors and the appointment of auditors and FOR the reconfirmation of the Shareholder Rights Plan, in each case, as referred to in this Management Proxy Circular.

The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to any other matter which may properly come before the Meeting.  As of the date of this Management Proxy Circular, management is unaware of any such amendment, variation or other matter proposed or likely to come before the Meeting.  If, however, any such amendment, variation or other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote on such other business in accordance with their judgment.

VOTING SHARES AND PRINCIPAL HOLDERS

The number of common shares entitled to be voted on each matter to be acted on at the Meeting as at March 21, 2005 is 41,304,388. Each registered holder of a common share as of March 21, 2005, the record date for Notice of the Meeting, will be entitled to one vote on each matter to be voted upon at the Meeting for each common share then held.

To the knowledge of the directors and officers of the Corporation as of March 21, 2005, Natcan Investment Management Fund Inc. exercises control or direction over, but does not own, 4,649,567 common shares carrying 11.3% of the votes attached to all of the common shares entitled to be voted at the Meeting.

ELECTION OF DIRECTORS

The following table lists certain information concerning the persons proposed to be nominated for election as directors.  The information as to common shares beneficially owned or controlled has been furnished by the respective nominees individually and is current as of March 21, 2005.

Name	Position with Corporation or Significant Affiliates and Principal Occupation or Employment	Director Since	Shares Beneficially Owned or Controlled (#)

MARTIN BARKIN, MD, FRCSC Toronto, Ontario	President and Chief Executive Officer of the Corporation	May 19, 1992	762,544

LESLIE L. DAN Toronto, Ontario	Corporate Director and Chairman, Novopharm Limited (“Novopharm”)	December 10, 1993	28,356

GEORGE M. DARNELL Coral Gables, Florida	Corporate Director	November 26, 1996	36,000

ROLF H. HENEL Wayne, New Jersey	Corporate Director and Partner, Naimark Associates (healthcare consulting firm)	August 14, 2002	30,000

BRIAN M. KING Kenora, Ontario	Chairman of the Corporation and Corporate Director	May 26, 1994	110,750

SAMUEL W. SARICK Toronto, Ontario	Corporate Director and President, Samuel Sarick Limited (real estate development corporation)	March 31, 1989	906,589

BRUCE W. SIMPSON Fort Worth, Texas	Corporate Director and President & CEO, B.W. Simpson & Associates (healthcare consulting firm)	August 14, 2002	10,000

JOHN A. VIVASH Toronto, Ontario	Corporate Director and President & CEO, Tesseract Financial Inc. (financial consulting firm)	November 17, 1998	15,000

Each of the foregoing has held the principal occupation shown opposite his name for the last five years, except for Mr. Dan.  Prior to April 5, 2000, Mr. Dan was the Chairman and Chief Executive Officer of Novopharm Limited.

Management of the Corporation does not anticipate that any of the nominees for election as a director will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed Form of Proxy reserve the right to vote for another nominee at their discretion.  Each director elected will hold office until the next annual general meeting of shareholders or until his successor is elected or appointed in accordance with the by-laws of the Corporation.

The following information is based on data furnished by the directors:

Martin Barkin, MD, B.Sc. (MED), MA, FRCSC, is President and Chief Executive Officer of the Corporation.  He also serves on the Board of Viventia Biotech Inc. and the medical advisory board of VenGrowth Investment Funds.  Dr. Barkin was Chairman of the Board of Sunnybrook & Women’s College Health Sciences Centre from June 15, 1998 until June 30, 2003.  Dr. Barkin came to the Corporation in 1992 from KPMG where he was Partner and National Practice Leader for Health Care.  Before that, he was Deputy Minister of Health for the Province of Ontario and before that President and Chief Executive Officer of Sunnybrook Health Sciences Centre at the University of Toronto.  Dr. Barkin is a surgical specialist in Urology holding the rank of Professor at the University of Toronto, a former Research Scientist at University of Toronto and was Division Chief at Sunnybrook Health Sciences Centre.

Leslie L. Dan is Chairman of Novopharm Limited, one of Canada’s leading pharmaceutical companies and Chairman of Viventia Biotech Inc.  Prior to April 5, 2000, Mr. Dan was Chairman and Chief Executive Officer of Novopharm Limited.

George M. Darnell is the retired President of the Dade Division and the Executive Vice President of the Baxter Diagnostics Group of Baxter International.  He has 35 years of U.S. and international experience in the diagnostic industry.

Rolf H. Henel is the retired President of Cyanamid International, Lederle Division.  He currently serves as an advisor to the healthcare industry and is a partner in Naimark & Associates, a healthcare consulting firm. He is also a director and member of the Audit and Nominating and Corporate Governance Committees of SciClone Pharmaceuticals, Inc. and a director, Chair of the Compensation Committee and member of the Audit Committee of Penwest Pharmaceuticals Co.

Brian M. King is Chairman of the Board of the Corporation.  He is the former Chairman, and Chief Executive Officer of Connaught Biosciences, Inc.  He is also a director and Chairman of the Compensation Committee of Onex Corporation and a director and member of the Investment, Valuation and Audit Committees of VenGrowth Investment Funds.

Samuel W. Sarick is President of Samuel Sarick Limited, a company with long-standing involvement in commercial property development.

Bruce W. Simpson served as the President of the Genpharm division of E Merck, the President and CEO of Medeva Pharmaceuticals in the United States and in senior management positions at Fisons Corporation. He currently heads a private consulting firm specializing in marketing and business development within the healthcare industry and is a director of Hi-Tech Pharmacal Co., Inc.

John A. Vivash was formerly President and Chief Executive Officer of CIBC Securities Inc., Fidelity Investments Canada Limited and Manulife Securities International Ltd.  He currently serves as President and Chief Executive Officer of Tesseract Financial Inc., a financial services consultancy; director and member of the Audit Committee and Chair of the Nominating and Corporate Governance Committee of Sierra Systems Group Inc.; and Chairman of the Board and member of the Compensation Committee of Financial Models Company Inc.  He is also a member of the Board, the Audit Committee and the Conduct Review Committee of State Street Trust Company Canada and is a member of the Board of Eastmain Resources Inc.

CORPORATE GOVERNANCE

Statement of Corporate Governance Practices

The Board of Directors of the Corporation believes that sound corporate governance practices are essential to the well being of the Corporation and its shareholders, and that these practices should be reviewed regularly to ensure that they are appropriate.  The Board of Directors has carefully considered and reviewed the series of guidelines for effective corporate governance issued by The Toronto Stock Exchange (the “TSX Guidelines”), the corporate governance requirements of the U.S. Sarbanes-Oxley Act of 2002 (the “SOX Requirements”), and the

corporate governance reforms of the NASDAQ Stockmarket, Inc. (the “NASDAQ Rules”).  The Board of Directors believes that the Corporation’s corporate governance practices satisfy the recommendations and rules contained in these various guidelines and regulations.  The Board of Directors is also reviewing the proposed corporate governance reforms contained in Multilateral Policy 58-201 entitled “Effective Corporate Governance” recently proposed by the Canadian securities regulators.  The Corporation’s policies and practices for corporate governance are referenced in Schedule “A” to this Management Proxy Circular, which explains the Corporation’s corporate governance system and its adherence to specific regulatory guidelines and corporate governance best practices.

Code of Ethics and Business Conduct

In April 2004, the Corporation amended its existing Code of Ethics, which resulted in the establishment of a new Code of Ethics and Business Conduct in light of its continued commitment to honesty and integrity in the conduct of its business.  The Code of Ethics and Business Conduct applies to all its directors, officers and employees, including its Chief Executive Officer, its Chief Financial Officer and all employees of the Corporation’s subsidiaries.  The Code is available on the Corporation’s website at www.draxis.com.

Mandate of the Board of Directors

The mandate of the Board of Directors is to supervise the management of the business and affairs of the Corporation.  In light of that responsibility, the Board of Directors reviews, discusses and approves various matters related to the Corporation’s operations, strategic direction and organizational structure, where required, and involves itself jointly with management in ensuring the creation of shareholder value and in serving the best interests of the Corporation.  In April 2004, the Board of Directors adopted a detailed Charter.  The Charter is available on the Corporation’s website at www.draxis.com.  The Charter specifies that the Board of Directors is responsible for:

(i)	Adopting a strategic planning process for the Corporation;

(ii)	Adopting a communications policy for the Corporation;

(iii)	Overseeing the financial integrity of the Corporation;

(iv)	Monitoring compliance with the corporate objectives of the Corporation;

(v)	Approving and ascertaining that the Corporation monitor adherence to its Code of Ethics and Business Conduct;

(vi)	Appointing the Chief Executive Officer, monitoring his performance and ascertaining that succession plans are in place with respect to the CEO and senior management;

(vii)	Ensuring that appropriate structures and procedures are in place so that the Board can function independently from management;

(viii)	Establishing performance measures for the Corporation and its management;

(ix)	Monitoring compliance with legal requirements and ascertaining that the Corporation has procedures concerning the proper preparation, approval and maintenance of documents and records;

(x)	Approving changes in the By-laws and Articles of Incorporation, and agendas for shareholder meetings;

(xi)	Approving the Corporation’s legal structure, name and logo; and

(xii)	Performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board of Directors or to management.

In addition, in April 2004, the Board of Directors adopted position descriptions for the Chief Executive Officer, Directors, Chair of the Board of Directors and the Chair of each Committee of the Board of Directors.

There are five regularly scheduled Board of Directors meetings per year.  However, the Board of Directors also meets as frequently as the need arises to consider major issues and opportunities.

The following table sets out the attendance of directors at Board of Directors meetings and meetings of Committees of the Board of Directors of which they were members in 2004:

Director	Board Meetings Attended	Committee Meetings Attended
Martin Barkin	13 / 13	14 / 16 (1)
Leslie L. Dan	11 / 13	7 / 8
George M. Darnell	13 / 13	13 / 13
Rolf H. Henel	13 / 13	13 / 13
Brian M. King	13 / 13	4 / 4
Samuel W. Sarick	10 / 13	7 / 8
Bruce W. Simpson	13 / 13	9 / 9
John A. Vivash	13 / 13	9 / 9

(1)   Members of management are not members of any Committee of the Board of Directors, but regularly attend portions of Committee and Board of Directors’ meetings by invitation.  The Committees of the Board of Directors meet in camera without management present when appropriate.

Composition of the Board of Directors

The Board of Directors has reviewed its composition to determine which of the directors may be considered “unrelated” within the meaning of that term as set out in the TSX Guidelines.  A director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests arising from shareholdings, is considered to be an unrelated director.

The Board of Directors, currently composed of eight members, has considered the relationship of each of the directors to the Corporation and has determined that seven of the eight directors are unrelated to the Corporation.  Dr. Martin Barkin, President and Chief Executive Officer of the Corporation, is considered to be a related director since he is an employee of the Corporation.

The Board of Directors believes that Dr. Barkin is sensitive to conflicts of interest and excuses himself from deliberations and voting in appropriate circumstances.  He brings a skill set and knowledge base which is beneficial to the Corporation and his participation as a director contributes to the effectiveness of the Board of Directors.

The Board of Directors has adopted a practice that the Chair of the Board and the CEO of the Corporation are separate individuals.

The Board of Directors sets aside during its regularly scheduled meetings a time for meeting without any management present (including the CEO).

Committees of the Board of Directors

The Board of Directors has three standing committees: the Audit Committee, the Human Resources and Compensation Committee and the Nominating and Corporate Governance Committee.  To maintain appropriate independence, no members of management sit on any of the three standing committees.

From time to time, special committees of the Board of Directors are appointed to consider special issues, in particular, any issues which could potentially involve related party transactions.

Committees of the Board of Directors and individual Board members may engage independent consultants and outside advisors at the expense of the Corporation, where reasonable and appropriate, to assist them in discharging their responsibilities.

The following is a summary of Committee meetings held in 2004:

Audit Committee	8
Human Resources and Compensation Committee	4
Nominating and Corporate Governance Committee	5

Audit Committee

The Audit Committee is responsible for reviewing the Corporation’s financial reporting procedures and internal controls.  The Committee is also responsible for reviewing quarterly financial statements and the annual financial statements and earnings announcements prior to their approval by the full Board of Directors and communicating regularly with the Corporation’s external auditors.

The Corporation believes the oversight responsibility of the Committee provides a key stewardship role for the Committee in the Corporation’s financial disclosure issues, internal controls, risk management, corporate finance and related matters.

In reviewing the audited financial statements of the Corporation, the Committee discusses the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosure in the financial statements.  In addition, the Committee discusses with the Corporation’s Independent Registered Chartered Accountants (in Canada known as “auditors”) the overall scope and plans for their audit.  The Committee meets with the Independent Registered Chartered Accountants, with and without management present, to discuss the results of their examination and the overall quality of the Corporation’s financial reporting.  The Committee also carefully reviews evolving Canadian and U.S. audit committee regulations and best practices to ensure corporate alignment with the spirit and intent of such regulations and practices.

In February 2005 and April 2004, the Board of Directors approved amendments to the Charter for the Audit Committee, which was initially approved in February 2003.  The Charter is available on the Corporation’s website at www.draxis.com.  The Charter specifies that the purpose of the Committee is to assist the Board of Directors with its oversight responsibilities by:

•      Reviewing the integrity of the consolidated financial statements of the Corporation;

•      Recommending to the Board of Directors the appointment of the Independent Registered Chartered Accountants and reviewing the Independent Registered Chartered Accountants’ qualifications and independence;

•      Reviewing the performance of the Corporation’s Independent Registered Chartered Accountants;

•      Reviewing the timely compliance by the Corporation with all legal and regulatory requirements for audit and related financial functions of the Corporation;

•      Reviewing financial information contained in public filings of the Corporation prior to filing;

•      Reviewing earnings announcements of the Corporation prior to release to the public;

•      Overseeing the Corporation’s systems of and compliance with internal financial controls and management’s reporting on internal controls;

•      Reviewing the Corporation’s auditing, accounting and financial reporting processes; and

•      Dealing with all complaints regarding accounting controls and auditing matters.

The Committee is composed of four directors, all of whom are unrelated and independent directors and all of whom are financially literate.  The current members of the Audit Committee are Messrs. Samuel Sarick (Chair), Leslie Dan, George Darnell and Rolf Henel.  Mr. Henel is the Corporation’s designated financial expert in accordance with applicable regulatory and legislative requirements.  The designation of Mr. Henel as an Audit Committee financial expert does not make Mr. Henel an “expert” for any other purpose, impose any duties, obligations or liability on Mr. Henel that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry his designation, or affect the duties, obligations or liability of any other member of the Audit Committee.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee oversees overall corporate policy with respect to compensation and benefits and makes recommendations to the Board of Directors on, among other things, the compensation of senior management.  In assessing compensation issues, the Committee reviews and examines in detail the performance of senior management.

Each of the four members of the Committee is an unrelated director.  The current members of the Human Resources and Compensation Committee are Messrs. Brian King (Chair), Leslie Dan, Bruce Simpson and John Vivash.  Mr. Leslie Dan replaced Mr. Stewart Saxe as a member of the Committee when Mr. Saxe resigned as a member of the Board of Directors and a member of the Committee on December 2, 2004.

In April 2004, the Board of Directors approved a detailed Charter for the Human Resources and Compensation Committee.  The Charter is available on the Corporation’s website at www.draxis.com.  The Charter specifies that the purpose of the Committee is to assist the Board of Directors with its oversight responsibilities by reviewing and reporting on:

•      Management’s succession plans for Executive Officers, with special emphasis on CEO succession, and including specific development plans and career planning for potential successors;

•      Compensation philosophy of the organization, including a compensation strategy and compensation policies for Executive Officers, as proposed by the CEO;

•      Recommendations to the Board of Directors for the appointment of the CEO and other Executive Officers, corporate objectives that the CEO and such other Executive Officers, as the case may be, are responsible for meeting, assessment of the CEO against these objectives, monitoring of the CEO’s performance, and providing advice and counsel in the execution of his duties;

•      Total compensation plans including adequacy and form of compensation realistically reflecting the responsibilities and risks of the position for the CEO of the Corporation and, in connection therewith, consider appropriate information, including information from the Board of Directors with respect to the overall performance of the CEO;

•      Compensation for Executive Officers, annual adjustment to Executive Officer salaries, and the design and administration of short and long-term incentive plans, stock options, benefits and perquisites as proposed by the CEO;

•      Employment and termination arrangements for Executive Officers;

•      Adoption of new or significant modifications to pay and benefit plans;

•      Significant changes to the Corporation’s organizational structure relating to human resources function;

•      The Committee’s proposed executive compensation report to be contained in the Corporation’s annual Management Proxy Circular;

•      Management development programs for the Corporation;

•      Any special employment contracts or arrangements with Executive Officers of the Corporation including any contracts relating to a change of control;

•      Remuneration for members of the Board of Directors and Committees thereof, including adequacy and form of compensation realistically reflecting the responsibilities and risks of the positions and recommending changes where applicable;

•      Compliance by the Corporation and its subsidiaries with all applicable employment and labour legislation; and

•      The performance of the Committee and the effectiveness of the Committee’s members.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for recommending annually the members of the Board of Directors proposed for election to the Board, recommending new candidates for Board membership, monitoring the composition of the Board of Directors and suggesting appropriate changes.  It seeks on behalf of shareholders well qualified candidates to nominate as directors (individuals who provide a balance in terms of their backgrounds and experience in different industries and professions).  It is also responsible for making recommendations to the full Board of Directors with respect to developments in the area of corporate governance and best practices.

Each of the four members of the Committee is an unrelated director.  The current members of the Nominating and Corporate Governance Committee are Messrs. John Vivash (Chair), George Darnell, Rolf Henel and Bruce Simpson.

In April 2004, the Board of Directors approved a detailed Charter for the Nominating and Corporate Governance Committee.  The Charter is available on the Corporation’s website at www.draxis.com.  The Charter specifies that the purpose of the Committee is to assist the Board of Directors with its oversight responsibilities by:

•      Establishing a policy and procedure for identifying and selecting potential nominees for the Board of Directors, including considering the competencies and skills that the Board should possess and the competencies and skills of each existing and potential director;

•      Monitoring Board size and composition and suggesting changes in this respect where appropriate;

•      Recommending annually members for election to the Board of Directors;

•      Identifying and recommending new candidates for Board membership;

•      Developing the Corporation’s approach to governance issues and making recommendations to the Board of Directors in the area of corporate governance practices of the Board;

•      Preparing and reviewing with the Board of Directors an annual performance evaluation of the effectiveness of individual Board members and the Board and its Committees.  The assessment of the Board examines its effectiveness as a whole and specifically reviews areas that the Board and/or management believe could be improved to ensure the continued effectiveness of the Board in the execution of its responsibilities;

•      Developing and recommending to the Board of Directors standards to be applied to assess material relationships between the Corporation and its Directors in accordance with conflict of interest standards;

•      Reviewing annually the risks identified by the Audit Committee with respect to the risk management policies and procedures of the Corporation and to ensure such risks are appropriately identified in the Corporation’s public disclosure documentation;

•      Revising, as appropriate, in accordance with best practices and legal requirements, the Code of Ethics and Business Conduct for directors, officers and employees as well as the Disclosure and Insider Trading Policy for the Corporation to address, among other things, procedures to monitor insider trading activities, to prevent selective disclosure and to mandate trading blackouts and corporate quiet periods;

•      Monitoring compliance with any Board mandated Director minimum shareholding requirements and monitoring attendance by Directors at Board and Committee meetings;

•      Reviewing this Charter periodically and recommending any changes required to its scope and content to the Board; and

•      Carrying out any other duties or responsibilities expressly delegated to the Committee by the Board of Directors.

Decisions Requiring Approval by the Board of Directors

In addition to those matters that must by law be approved by the Board of Directors, certain other significant matters relating to the business and affairs of the Corporation require prior approval of the Board of Directors.  These matters include:

(i)            the approval of the quarterly and annual financial statements and earnings announcements;

(ii)           the approval of management’s discussion and analysis of financial results;

(iii)          the approval of the Corporation’s strategic business plans and directions;

(iv)          any related party transaction or any transaction involving any officer or director, regardless of materiality; and

(v)           any disposition or expenditure in excess of $1,000,000.

Orientation of New Directors and Continuing Education

In orienting new members to the Board of Directors, members are provided with an opportunity to visit the Corporation’s facilities and to meet with management and other members of the Board of Directors to discuss and understand the Corporation’s business.  In addition, detailed documentation is provided to Directors relating to the current business plan and current policies of the Corporation as well as ongoing developments in the industry areas in which the Corporation operates.

Performance of the Board of Directors

The Board of Directors regularly considers and assesses its performance relating to its effectiveness, size, compensation policies and assessment of management performance.  In this regard, in January 2005, Directors completed a Board Effectiveness Survey prepared by the Nominating and Corporate Governance Committee in which they gave assessments on issues surrounding Board responsibility, operations and effectiveness.  The results of this survey were shared with all of the Board members.  In February 2005, Directors completed a Board Evaluation Survey prepared by the Nominating and Corporate Governance Committee whereby each director assessed the performance of each other director of the Board.  The Chair of the Nominating and Corporate Governance Committee advised each director of the assessment so received.

CEO Performance

On an annual basis, the Corporation’s President and CEO circulates proposed strategic plans which are discussed and, if appropriate, adopted by the Board of Directors.  The Board met in December 2004 to review the Corporation’s one year and three year strategic plans.  These strategic plans form the basis of the corporate objectives which the CEO is responsible for meeting.  The Human Resources and Compensation Committee of the Board of Directors assesses the CEO’s performance and recommends to the Board of Directors as a whole, his compensation.  For a description of certain factors considered by the Human Resources and Compensation Committee in this regard, see “Report of Human Resources and Compensation Committee – Compensation of the Chief Executive Officer”.

Shareholder Feedback and Communication

The Corporation maintains an investor relations department headed by an Executive Director, Investor Relations, which reports directly to the President and CEO of the Corporation.  In addition, investor relations experts are retained from time to time by the Corporation to advise on issues and best practices for investor relations.  The Corporation communicates regularly with its shareholders through annual and quarterly reports.  At the Corporation’s annual general meeting of shareholders, a full opportunity is afforded for shareholders to ask questions concerning the Corporation’s business.  Each shareholder and investor inquiry receives a prompt response from the investor relations department or an appropriate officer of the Corporation.  Information about the Corporation, including annual reports, interim financial reports and recent news releases, are also available on the Corporation’s website at www.draxis.com.  In addition, the Corporation provides the opportunity for investors in both Canada and the U.S. to pose questions to senior management, including the CEO, the Chief Financial Officer and the Executive Director, Investor Relations through public forums such as conference calls and webcasts.

Board of Directors’ Expectations of Management

Management is responsible for the day-to-day operations of the Corporation and is expected to implement the approved strategic business plan within the context of authorized budgets and corporate policies and procedures. The information which management provides to the Board of Directors is critical.  Management is expected to report regularly to the Board of Directors in a comprehensive, accurate and timely fashion on the business and affairs of the Corporation.  The Board of Directors monitors the nature of the information requested by and provided to it so that it can effectively identify issues and opportunities for the Corporation.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation for services in all capacities to the Corporation and its subsidiaries for the fiscal years ended December 31, 2004, 2003, and 2002 in respect of each of the individuals who were, at December 31, 2004, the Chief Executive Officer, the Chief Financial Officer, and each of the Corporation’s three most highly compensated executive officers other than the CEO and CFO (collectively, the “Named Executive Officers”) and who received salary and bonus in excess of $150,000 in the 2004 fiscal year. All references in this Management Proxy Circular are in Canadian dollars, unless otherwise noted.

			Annual Compensation						Long Term Compensation
			Salary		Bonus		Other Annual Compensation (1)		Long Term Compensation Awards	LTIP Payouts		All Other Compensation
Name & Principal Position	Year		Cash ($)	DSU Election (2) ($)	Cash ($)	DSU Election (2)(3) ($)	($)		Securities Under Options Granted (#)	($)		($)
Martin Barkin, MD	2004		400,000	nil	154,600	nil	40,880		nil	nil		711,525	(4)
President & Chief	2003		320,000	80,000	125,000	125,000	36,077		nil	nil		600,000	(5)
Executive Officer	2002		301,600	75,400	nil	nil	20,818		225,000	nil		289,125	(6)
Mark Oleksiw	2004		200,000	nil	65,320	nil	8,217		nil	nil		16,434	(8)
Chief Financial	2003		142,900	nil	53,759	nil	nil		100,000	nil		nil
Officer	2002	(7)	47,103	nil	4,710	nil	nil		20,000	nil		nil
Dan Brazier
Senior Vice-	2004		254,500	nil	85,218	nil	19,533		100,000	nil		nil
President, Corporate	2003		210,000	nil	79,800	nil	17,383		130,000	75,000	(9)	109,000	(10)
Development and	2002		165,000	nil	49,500	nil	nil		20,000	nil		nil
Strategic Planning
John Durham
President,	2004		262,000	nil	95,380	nil	20,636		nil	nil		nil
DRAXIS Pharma	2003	(11)	151,667	nil	53,144	nil	72,381	(12)	100,000	nil		nil
division
Richard Flanagan	2004		254,500	nil	25,979	nil	18,975		nil	nil		nil
President,	2003		216,250	nil	77,850	nil	17,239		20,000	389,474	(13)	nil
DRAXIMAGE	2002		180,000	nil	25,000	nil	nil		40,000	nil		nil
division

(1)   “Other Annual Compensation” does not exceed the lesser of $50,000 or 10% of the annual salary and bonus for the fiscal year, except as noted.  It includes a payment equal to 5% of the Named Executive Officers’ salary for RRSP purposes in accordance with the terms of their employment with the Corporation.

(2)   Amounts in these columns relate to the portions of salary and bonus elected to be received in the form of Deferred Share Units (“DSU”)and are in addition to the cash amounts specified.  See “Incentive Plans – Deferred Share Unit Plan”.

(3)   Includes a special bonus of $60,000 which was paid to Dr. Barkin in 2003 related to the successful sale of the Corporation’s Pharmaceutica Division to Shire BioChem Inc. in July 2003.  The decision on the amount and payment of this bonus had been deferred by the Board of Directors in 2002.  Dr. Barkin elected to receive $30,000 of this bonus in Deferred Share Units and $30,000 in cash.

(4)   Dr. Barkin received $480,000 in 2004 as payment of his Retirement Compensation Allowance.  See “Executive Compensation - Termination of Employment and Employment Contracts”.  In addition, he realized an aggregate value of an amount of $231,525 from the exercise of his options in 2004.

(5)   Dr. Barkin received $600,000 in August 2003 as payment of his Retirement Compensation Allowance.  See “Executive Compensation – Termination of Employment and Employment Contracts”.

(6)   This amount is the aggregate value realized from the exercise of options in the amount of $289,125 for 2002.

(7)   Mark Oleksiw joined the Corporation as Director of Finance on July 29, 2002.  He became CFO on July 1, 2003.

(8)   This amount is the aggregate value realized from the exercise of options in the amount of $16,434 for 2004.

(9)   Dan Brazier received $75,000 in August 2003 as payment upon the sale of the Corporation’s Pharmaceutica Division to Shire BioChem Inc. in July 2003.  This payment was in lieu of initiating a planned Long Term Incentive Plan for the Pharmaceutica Division.

(10) Represents a success fee related to the sale of the Pharmaceutica division of the Corporation to Shire BioChem Inc. in July 2003.

(11) John Durham joined the Corporation as President of DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) on June 2, 2003.

(12) Included in this amount is a signing bonus of $60,000.

(13) Dr. Richard Flanagan received $389,474 in December 2003 as a partial payment of the long term incentive plan payment in accordance with the provisions of the DRAXIMAGE Long Term Incentive Plan.  See “Executive Compensation – Subsidiary Long Term Incentive Plans – DRAXIMAGE”.

Incentive Plans

Philosophy

The Corporation’s philosophy is to link employee compensation to the success of the Corporation and to emphasize “at risk” employee compensation.  Save and except for the Retirement Compensation Allowance for Dr. Barkin set forth under “Termination of Employment and Employment Contracts”, the Corporation does not provide any form of pension program to its senior management.

The Corporation has implemented the following plans in an effort to achieve “at risk” employee compensation: Stock Option Plan and Deferred Share Unit Plan.

Equity Compensation Plan Information

The following table sets forth the number of securities of the Corporation authorized for issuance under equity compensation plans as at December 31, 2004:

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options (a)	Weighted average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	2,753,232	CDN $3.41	1,177,894
Equity compensation plans not approved by security holders	nil	nil	nil
Total	2,753,232	CDN $3.41	1,177,894

Stock Option Plan

Intention and Participants – This plan was approved by shareholders on February 3, 1988 and amended on June 27, 2001 to permit the Board of Directors to grant options to purchase common shares to directors, officers, employees and arm’s length consultants of the Corporation and its subsidiaries so as to link corporate compensation to enhanced shareholder value.

Maximum Common Shares Issuable – In 2001 the shareholders authorized, at the Corporation’s annual and special meeting, the issuance of up to 7,500,000 common shares under this plan.  As at March 21, 2005, 2,789,170 options have been granted and are outstanding, representing 6.8% of the Corporation’s issued and outstanding capital as at March 21, 2005.  In addition, 852,894 options are available for issuance under the plan as at March 21, 2005, representing 2.1% of the Corporation’s issued and outstanding capital as at March 21, 2005.  The number of shares reserved for issuance to any one person pursuant to options granted in accordance with the plan or otherwise cannot exceed 5% of the outstanding common shares of the Corporation.

Determination of Number, Price and Term of Options – The Board of Directors determines the price per common share, the number of options for common shares which may be allotted to each designated director, officer, employee or arm’s length consultant, the period in which any option may be exercised and all the terms and conditions of the option in accordance with the applicable requirements of any regulatory authority or stock exchange.

Dilution Guideline – The Corporation has an established guideline limiting the aggregate number of common shares that can be issued at any point in time through the exercise of options to 13% of the Corporation’s outstanding common shares.  As at March 21, 2005, the number of common shares so issuable was 6.8% of the Corporation’s outstanding common shares.

Assignability – Options are non-assignable and non-transferable.

Termination of Employment or Death of an Option Holder – In the event of the death of an option holder, the options that were exercisable at the date of the death may be exercised by the option holder’s executors or personal representatives within six months of the option holder’s death.  If an option holder ceases to hold office as a director, officer or employee of the Corporation during an option period, the exercisable options may be exercised for a period of thirty days after such option holder ceases to hold such office or position or for a longer period as the Board of Directors may approve.

Amendment of Plan – The Board of Directors may terminate the plan at any time or amend the plan at any time with the consent of the Toronto Stock Exchange.

Options Available for Future Grants – 852,894 as at March 21, 2005.

Unexercised options of Named Executive Officers as a percentage of common shares issued and outstanding as of March 21, 2005 – 3.1%.

Aggregate Option Grants to Named Executive Officers as of December 31, 2004 – 100,000.

The following table sets forth all options of the Corporation granted to Named Executive Officers as of December 31, 2004:

OPTIONS GRANTED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR (2004)

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)(1)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Martin Barkin, MD President & Chief Executive Officer	Nil	Nil	Nil	Nil	Nil
Mark Oleksiw Chief Financial Officer	Nil	Nil	Nil	Nil	Nil
Dan Brazier (2) Senior Vice-President, Corporate Development and Strategic Planning	100,000	27.8%	CDN $4.70	CDN $4.70	August 10, 2009
John Durham President, DRAXIS Pharma division	Nil	Nil	Nil	Nil	Nil
Richard Flanagan President, DRAXIMAGE division	Nil	Nil	Nil	Nil	Nil

(1)   The Exercise Price of the options was determined by the Board in accordance with the provisions of the Stock Option Plan.

(2)   The options are exercisable as follows: one-third on August 10, 2005, one-third on August 10, 2006 and one-third on August 10, 2007.

OPTIONS EXERCISED DURING LAST FISCAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

The following table sets forth individual exercises of options by the following Named Executive Officers during the financial year ended December 31, 2004 and the financial year-end value of unexercised options:

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options at December 31, 2004 (#) Exercisable/ Unexercisable	Value of Unexercised in-the- Money Options at December 31, 2004 ($) Exercisable/ Unexercisable
Martin Barkin(1)	122,396	496,123	680,125 / 75,000	1,756,705 / 147,000
Mark Oleksiw	6,667	16,434	6,666 / 106,667	15,333 / 375,333
Dan Brazier	Nil	Nil	23,333 / 226,667	82,533 / 581,867
John Durham	Nil	nil	Nil / 100,000	Nil / 360,000
Richard Flanagan	Nil	Nil	103,333 / 26,667	250,800 / 79,200

(1)   On January 14, 2004, Dr. Barkin converted 245,000 Series C Participation Shares and received 54,896 common shares of the Corporation with a corresponding value on that date of $264,598.  See “Discontinued Plans – Employee Participation Share Plan” and see “Indebtedness of Directors and Senior Officers”.

Deferred Share Unit Plan

Intention – To further align the interests of senior management with those of shareholders by increasing management shareholdings at minimal cost to the Corporation.

Mechanism – Eligible participants in this plan are entitled to elect yearly to receive up to 20% of base salary and up to 100% of any bonus payable in respect of that year in Deferred Share Units in lieu of cash compensation.  An election must be made by December 1 of each year in respect of base salary and bonus for the next year.  The elected amount is converted to a number of Deferred Share Units equal to the elected amount divided by the closing price of the common shares on the TSX or NASDAQ on December 31 of each year, based on a purchase commitment as of December 1 of the prior year. This plan is administered by the Board of Directors of the Corporation.

Participants - Members of senior management of the Corporation designated by the Human Resources and Compensation Committee.

Redemption of Deferred Share Units – Participants are not entitled to receive any Deferred Share Units until cessation of employment with the Corporation for any reason.  The value of each Deferred Share Unit, redeemable by the participant, will be equivalent to the market value of a common share of the Corporation at the time of redemption.  The Deferred Share Units must be redeemed no later than the end of the first calendar year commencing after the date of cessation of employment.

Named Executive Officer Elections for 2003, 2004 and 2005 – The following table summarizes the elections under this plan by Named Executive Officers:

Deferred Share Unit Elections

	2003					2004				2005
	Salary		Bonus			Salary		Bonus		Salary		Bonus
	%	$	%	$		%	$	%	$	%	$	%	$
Martin Barkin	20	80,000	50	95,000	(1)	nil	nil	nil	nil	nil	nil	nil	nil

(1) In 2003, Dr. Barkin also elected to have $30,000 of his $60,000 special bonus related to the sale of the Corporation’s Pharmaceutica division paid to him in Deferred Share Units.  See note (3) in “Executive Compensation – Summary Compensation Table”.

As at March 21, 2005, Dr. Barkin had a total of 186,560 Deferred Share Units and the value of his interest in this plan at said date was $1,175,328.

Employee Group Registered Retirement Savings Plan

Intention – To provide a cost-sharing program for employees of the Corporation and its subsidiaries by way of a corporate sponsored registered retirement savings plan (“RRSP”) matching mechanism for employee retirement.

Mechanism – Commencing 12 months after continuous employment, employees of the Corporation and its subsidiaries are entitled to receive a discretionary payment from the Corporation which matches employee contributions on a dollar-for-dollar basis towards an employee’s RRSP, up to a maximum of 5% of the employee’s eligible income (“normal” straight time annual earnings or salary, not to include overtime payments, bonus or any other form of exceptional payment).  The corporate contribution to this plan remains under the ownership and control of the employee and is not subject to any lock-in provisions.  The plan is administered by a committee composed of employees and management.  Subject to the investment choices approved by the committee, employees control the investment of the contributions of both the employees and the Corporation.  For those employees belonging to the United Food and Commercial Workers International Union (“UFCW”) the contribution is 3.5% of base earnings which may be directly contributed by the Corporation to the UFCW pension fund if the employees so elect as a group.  No such election was made for 2004.

Participants – Participation is open to all full and part time permanent Canadian employees of the Corporation and its subsidiaries, other than designated senior management employees and the Named Executive Officers.

Commencement Date – The plan commenced on January 1, 2002, but employee matching contributions are not required for 2003, 2004 and 2005.

Subsidiary Long Term Incentive Plans

DRAXIMAGE, a division of DRAXIS Specialty Pharmaceuticals Inc.

Intention – To align further the interests of senior management in DRAXIMAGE (formerly DRAXIMAGE Inc.), a division of DRAXIS Specialty Pharmaceuticals Inc. (“DRAXIMAGE”), for increasing the value of the division and therefore enhancing shareholder value of the Corporation as a whole.

Mechanism – The terms of this plan provide that, subject to the achievement of certain conditions, the Corporation will make payments to plan participants in the form of cash based on increases in the fair market value of DRAXIMAGE’s equity in excess of the Corporation’s acquisition cost.  Prior to March 2005, the Corporation could elect to pay the value in shares of the Corporation.  However, no such election has been made by the Corporation.

In March 2005, the Board of Directors amended the plan by adoption of a resolution providing that the Corporation could no longer elect to make payments to plan participants by way of an issuance of shares of the Corporation.

Participants – Selected members of senior management of the DRAXIMAGE division as designated by the Corporation.  Dr. Richard Flanagan participates in this plan but received no award under the plan in 2004.

DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.

Intention – In September 2003, the then-existing Equity Participation Plan of DRAXIS Pharma Inc. (as of January 1, 2005 known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) was terminated and replaced with a Long Term Equity Incentive Plan to provide certain senior management employees of DRAXIS Pharma with a meaningful incentive to increase the value of the Corporation and to allow management to share in the benefits of that value creation.

Mechanism – The terms of this plan provide that eligible participants have a right to receive phantom equity shares of DRAXIS Pharma and, subject to approval by the Corporation’s Board of Directors and applicable regulatory authorities, options of the Corporation.  The options are governed by the terms of the Stock Option Plan of the Corporation (see “Incentive Plans - Stock Option Plan”).  In accordance with a resolution passed by the Board of Directors in March 2005, the Plan was amended so that a participant may only receive the cash value of said phantom equity shares on the plan expiry date or other designated termination event.  Prior to said amendment, the Corporation could elect to pay such value in shares of the Corporation.  However, at the date of the amendment, no such election had been made by the Corporation.  In order for an eligible participant to receive a termination distribution amount with respect to a phantom equity share, certain financial ratios must be met by DRAXIS Pharma.

Participants – Selected members of senior management of the DRAXIS Pharma division as designated by the Corporation.  Mr. John Durham participates in this plan, but received no award under the plan in 2004.

Discontinued Plans

In late 2002, the Board of Directors undertook a comprehensive review of the Corporation’s various incentive plans in the context of current best practices and the SOX Requirements.  As a result of this review, the Board of Directors decided to discontinue certain incentive plans of the Corporation effective December 4, 2002, subject to appropriate grandfathering provisions related to outstanding plan participation.  There was no participation in these plans in 2004. The details of these plans are listed below.

Employee Stock Ownership Plan

This plan was originally implemented in 1991, and subsequently amended in 1998 and in 2001, to provide an incentive to all employees of the Corporation by giving them a direct interest in the Corporation’s growth and development.  In 2002, the Board of Directors replaced this plan with a registered retirement savings program (see “Employee Group Registered Retirement Savings Plan”).  The plan was wound-up in December 2004.

Equity Purchase Plan

Eligible participants in this plan were entitled to purchase on a yearly basis common shares of the Corporation equal to not more than 40% of their base salary, funded by an interest bearing loan from the Corporation, with the common shares to be acquired by an open market purchase by a trustee on behalf of the participants.  The purchase price was equal to the closing price of the common shares on the TSX or NASDAQ on December 31 of each year, based on a purchase commitment as of December 1 of the prior year.  This plan was cancelled by the Board in 2002.

Employee Participation Share Purchase Plan

Pursuant to this plan, each Participation Share is equal to a fraction of a common share depending on the performance of the common share from the date the Participation Share is issued to the date of conversion of the Participation Share.  To minimize dilution to shareholders compared to a stock option plan, common shares are issued only to the extent that the stock price has appreciated since the date the Participation Shares are issued rather than on a per option exercise basis.  The value and subscription price of such common shares is determined with the assistance of an independent valuator and the subscription amount is loaned to the participant on a non-recourse, interest free basis by the Corporation.  Certain restrictions on transferability apply and redemption rights are retained by the Corporation.  Participation Shares generally vest over a four-year period.  The loaned funds are repayable to the Corporation on conversion of vested Participation Shares.  Participation Shares were viewed as advantageous over other forms of compensation for various reasons including mild dilution impact, lack of need for participants to sell shares to convert and favourable participant tax treatment.  In January 2004, all outstanding Participation Shares were converted for common shares.  No further Participation Shares will be issued.

Employment Contracts and Termination of Employment

Commencing in 1988, as senior management joined the Corporation, the Corporation entered into employment agreements with certain of these individuals.  The agreements provide for the compensation in the amounts set forth under “Executive Compensation - Summary Compensation Table”.

Since joining the Corporation in 1992, Dr. Barkin has been entitled to receive a payment equal to three times his annual remuneration in the event of his termination of employment without cause or in the event of a termination without cause following a defined change of control of the Corporation, an amount equal to five times his annual remuneration.

On September 24, 2003, the Corporation, upon the recommendation of the Human Resources and Compensation Committee, entered into an agreement with Dr. Barkin to phase out the liability of the Corporation under the termination without cause provisions of his employment agreement by entering into a Retirement Compensation Agreement (“RCA”) in his favour for a total amount of $1.4 million.  The RCA payment is payable as follows:

(i)                                     $600,000 which was paid in August 2003; and

(ii)                                  the remaining $800,000 to be paid in equal quarterly instalments in arrears commencing with the fourth quarter of 2003 and ending with the fourth quarter of 2005.  In 2004, $480,000 was paid.

Dr. Barkin’s employment agreement has been amended to provide that upon the last RCA payment, the Corporation shall have no liability towards Dr. Barkin with respect to the termination without cause provisions of his employment agreement.  However, in the event of a termination without cause following a defined change of control of the Corporation, any payments received by Dr. Barkin pursuant to the RCA shall be credited to the lump sum amount to be paid to him upon said event.

In the event of his termination of employment without cause, Mr. Oleksiw, Mr. Durham or Dr. Flanagan, as the case may be, is entitled to receive a payment equal to one year of base salary.  In the event of his termination of employment without cause between the period commencing July 21, 2003 and ending December 31, 2005, Mr. Brazier is entitled to receive a payment equal to two years of base salary.

In the event of his termination of employment following a change of control of the Corporation, Mr. Oleksiw or Mr. Brazier, as the case may be, is entitled to receive a payment equal to two times his annual remuneration.  In the event of his termination of employment following a change of control of the Corporation, Mr. Durham is entitled to receive a payment equal to two years of base salary.

Report of Human Resources and Compensation Committee on Executive Compensation

Members – Messrs. Brian King, Leslie Dan, Bruce Simpson and John Vivash.

Mandate – To review and approve executive compensation policies and levels for Executive Officers as proposed by the CEO in accordance with the mandate of the Committee as set out in its Charter (see “Committees of the Board of Directors – Human Resources and Compensation”).

Philosophy

•                  To emphasize “at risk” performance-based annual executive compensation by ensuring that incentive based compensation comprises a significant component of senior executives’ total compensation.

•                  To assist in attracting and retaining qualified and experienced executives.

•                  To motivate executives to achieve individual and group performance objectives consistent with creating shareholder value by linking long term executive compensation to such value.

•                  To weigh qualitative factors as a whole in assessing the individual performance of senior management by considering matters such as leadership ability, the management of major projects and the specific tasks allocated to executives.

Executive Compensation Components

1.             Base Salaries

Executive base salaries are set annually in the appropriate salary range, based on the executive’s experience, responsibilities and expected performance.  The Committee regularly reviews the competitiveness of executive compensation, which includes CEO compensation, in order to determine if market conditions are met.  In 2004, the Committee used a third party compensation survey whose target companies (pharmaceutical and biotechnology) are closest to the Corporation as a benchmark for comparison purposes.  In addition, twenty-six management proxy circulars of Canadian and U.S. companies in the pharmaceutical and biotechnology sector were also reviewed to determine whether the range of the compensation paid to executives by the Corporation reflected market conditions.

2.             Annual Bonuses

Bonus awards for individual executives, including the CEO, are determined by an assessment of corporate performance against corporate objectives, an assessment of business unit performance against business unit objectives, where applicable, and by an assessment of the individual’s performance against the personal objectives set in the annual review process. The maximum percentage of annual bonus to be received is set out in the executive’s employment agreement.  Discretionary bonuses are also available for individual executives where merited.

Corporate performance objectives generally relate to the achievement of budgeted profitability, revenue growth, expense management and the acquisition of products and businesses.

Business unit performance objectives generally relate to the achievement of budgeted operating profitability.

Personal performance objectives generally relate to individualized financial and non-financial objectives for executives which are established each year with the executive.

In 2004, the bonuses paid to senior executives, including the CEO, were based on achievement of corporate financial objectives, business unit performance objectives, where applicable, and achievement of specific personal performance objectives.

3.             Pension Plan

Other than the Retirement Compensation Allowance for Dr. Barkin, the terms of which are set forth under “Termination of Employment and Employment Contracts”, the Corporation does not provide any form of pension program to its senior management.  The Corporation does have a Deferred Share Unit Plan to align the interests of senior management with those of shareholders at minimal cost to the Corporation.  See “Executive Compensation – Deferred Share Unit Plan”.

4.             Stock Options

The Committee subscribes to the principle that equity based incentives to executives of the Corporation should be performance-based in order to ensure that executive compensation is aligned with the Corporation’s performance.  The options issued to executives are governed by the Corporation’s Stock Option Plan.  See “Executive Compensation – Stock Option Plan”.

Options to purchase 100,000 common shares of the Corporation were issued to Named Executive Officers in 2004.  See “Executive Compensation – Stock Option Plan”.

Compensation of the Chief Executive Officer (“CEO”)

Dr. Barkin’s compensation is determined by the Committee according to the same executive compensation policy that applies to all executives of the Corporation.  See “Executive Compensation – Executive Compensation Components”.  Specifically, the Human Resources and Compensation Committee’s assessment of the CEO’s performance for 2004 considered matters such as the development of appropriate strategic direction and action plans for the Corporation, meeting key objectives, identification of significant issues and challenges facing the Corporation and the development of appropriate solutions to address such issues and challenges.  According to the review of executive base salaries as described above, the compensation of Dr. Barkin ranges between the last quartile and the median of the compensation paid to CEO’s of the companies included in the third party compensation survey and the management proxy circulars which were reviewed.

The determinations of the Human Resources and Compensation Committee have been endorsed by the Board of Directors of the Corporation.

Submitted by the Human Resources and Compensation Committee:

Brian M. King	Leslie Dan	Bruce W. Simpson	John A. Vivash

Stock Performance Graphs

The following line graph compares the yearly percentage change in the cumulative total shareholder return over the last five years on the common shares of the Corporation with the cumulative total return of the S&P/TSX Composite Index, assuming reinvestment of dividends at 100% of the market price on each of the dividend payment dates.

Share performance – (based on $100 invested on December 31, 1999)

Over the past five years, the annual compounded return on the Corporation common shares was 28.2%, as compared with the TSX total Return Index of 3.6%.

The following graph shows the trading price of shares of the Corporation on the NASDAQ Exchange (ticker: DRAX) for the full year 2004 compared to the NASDAQ Composite Index:

Compensation of Directors

In 2004, the compensation paid to each independent director of the Corporation was an annual honorarium of $12,500 plus a meeting fee of $1,500 for each Board of Directors and Committee meeting attended, some via teleconference.  In addition, the Chairs of each of the Committees received an annual retainer of $1,500.  Directors who are employees of the Corporation do not receive any compensation in their capacity as directors.  For the year ended December 31, 2004, Mr. Brian King received $60,000 as non-executive Chairman of the Board of Directors.  He did not otherwise receive meeting fees as a director.  The following table sets forth the total compensation paid to each Director in the year ended December 31, 2004.  Martin Barkin, as an employee of the Corporation, did not receive any compensation in his capacity as a director.

	Leslie Dan	George Darnell	Rolf Henel	Brian King	Sam Sarick	Stewart Saxe(1)	Bruce Simpson	John Vivash
Annual Retainer	$12,500	$12,500	$12,500	$60,000	$12,500	$12,500	$12,500	$12,500
Chair Retainer	—	—	—	—	$1,500		—	$1,500
Committee meetings	$10,500	$19,500	$19,500	—	$10,500	3,000	$10,500	$10,500
Board meetings	$16,500	$19,500	$19,500	—	$15,000	16,500	$19,500	$19,500
TOTAL	$39,500	$51,500	$51,500	$60,000	$39,500	32,000	$42,500	$44,000
Options	15,000	15,000	15,000	20,000	15,000	15,000	15,000	15,000

(1) Mr. Stewart Saxe resigned as a member of the Board of Directors and a member of the Human Resources and Compensation Committee on December 2, 2004.

In December 2001, under the Corporation’s Stock Option Plan, each of the directors (excluding the President and Chief Executive Officer) was awarded 15,000 options as partial compensation for services rendered as directors.  The Chairman was awarded an additional 5,000 options.  An award of the same number of options occurs annually on each January 1 with an exercise price based on the average closing price of the common shares on the TSX for the five trading days immediately preceding January 1 in each year.

From time to time, special committees of the Board of Directors are appointed to consider special issues, in particular issues which could potentially involve related party transactions and the adequacy and form of the compensation of Directors.  Compensation for work on such committees is set based on the amount of work involved.

Minimum Shareholding Requirements

In June 2001, the Board of Directors established a corporate policy requiring each then current Director to acquire by June 2004 (or in the case of future Board of Directors members, within three years of their appointment) common shares in the Corporation equal to five times his or her annual honorarium.  All directors who were to comply with this requirement by June 2004 were in compliance as of said date.  In February 2005, the Board of Directors adopted a resolution amending this policy to fix the number of common shares to be so held at 15,000.  Compliance with this policy will be monitored annually by the Nominating and Corporate Governance Committee.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The aggregate indebtedness to the Corporation or its subsidiaries of all officers, directors and employees outstanding as at March 21, 2005 is set out in following table:

AGGREGATE INDEBTEDNESS ($)

Purpose	To the Corporation or its Subsidiaries	To Another Entity
(a)	(b)	(c)
Share purchases	130,000	Nil
Other	Nil	Nil

Table of Indebtedness of Directors, and Executive Officers Under Securities Purchase Programs

Name & Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During 2004 Fiscal Year (1)			Amount Outstanding as at March 21, 2005 (1)		Financially Assisted Securities Purchased During the 2004 Fiscal Year (1) (#)	Security for Indebtedness as at March 21, 2005 (1) (#)	Amount Forgiven during the 2004 Fiscal Year ($)
		Fully Recourse Interest Bearing (EPP) ($)	Other Employee Share Participation Plans ($)		Fully Recourse Interest Bearing (EPP) ($)	Other Employee Share Participation Plans ($)
Martin Barkin, MD President & Chief Executive Officer	Lender	100,000	157,989	(2)	100,000	Nil	Nil	46,729 common shares of the Corporation	Nil
Mark Oleksiw Chief Financial Officer	Lender	Nil	Nil		Nil	Nil	Nil	Nil	Nil
Dan Brazier Senior Vice-President, Corporate Development and Strategic Planning	Lender	Nil	17,125		Nil	Nil	Nil	Nil	Nil
John Durham President, DRAXIS Pharma	Lender	Nil	Nil		Nil	Nil	Nil	Nil	Nil
Richard Flanagan President, DRAXIMAGE	Lender	30,000	13,766		30,000	Nil	Nil	14,019 common shares of the Corporation	Nil

(1)          These figures take into account indebtedness pursuant to the Employee Stock Ownership Plan, the Employee Participation Share Purchase Plan and the Equity Purchase Plan:

Employee Stock Ownership Plan:  through an interest free loan mechanism, each employee of the Corporation, including each Named Executive Officer, was granted on an annual basis a number of common shares of the Corporation equal to 7% of total cash compensation.  See “Discontinued Plans – Stock Ownership Plan”;

Employee Participation Share Purchase Plan:  subscription proceeds were loaned to each Named Executive Officer on a non-recourse, interest free basis.  Amounts referenced in this table include any outstanding loans relating to Participation Shares, Series A, Series B and Series C.  See “Discontinued Plans – Employee Participation Share Purchase Plan”; and

Equity Purchase Plan:  the Corporation loaned funds to participating Named Executive Officers on a full recourse, interest bearing basis.  See “Discontinued Plans – Equity Purchase Plan”.

(2)          This figure takes into account an amount of $122,500 which was loaned by the Corporation to Dr. Barkin with respect to 245,000 Series C Participation Shares in accordance with the terms of the Employee Participation Share Purchase Plan.  On January 14, 2004, Dr. Barkin converted the 245,000 Series C Participation Shares and repaid the loan of $122,500 and received 54,896 common shares of the Corporation with a corresponding value on that date of $264,598.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The building housing the Corporation’s head office premises at 6870 Goreway Drive in Mississauga, Ontario is owned 50% by Samuel Sarick Limited, a corporation wholly-owned by Mr. Sarick, a Director of the Corporation.  The original lease for the premises was entered into on April 25, 1994 between Samuel Sarick Limited, Kentlake Construction Limited and Anec Investments Limited, as landlord, and the Corporation, as tenant.  The lease renewal was negotiated between the Corporation and Samuel Sarick Limited on an arm’s length basis with the assistance of Colliers International retained by the Corporation and was renewed with the approval of the Board of Directors effective May 1, 1999 for a period of five years and renewed again on April 26, 2004 for a period of two years, expiring on May 31, 2006.  The Corporation believes that the lease terms are consistent with arm’s length comparables and that the annual rent payable of $141,005 is at fair market value.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation currently maintains $25,000,000 of directors’ and officers’ liability insurance coverage for the officers and directors of the Corporation and its affiliates at an annual cost to the Corporation of $339,500.  The insurance coverage is subject generally to a deductible of $250,000 per claim against the Corporation or its affiliates for Canada and elsewhere, including the U.S.

APPOINTMENT OF AUDITORS

At the annual general meeting of shareholders, it is proposed to appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual general meeting of shareholders at a remuneration to be fixed by the Board of Directors of the Corporation.  Deloitte & Touche LLP has served as the Corporation’s auditors for more than five years.  The fees for all audit services performed by the auditors for the Corporation and its subsidiaries for the years ended December 31, 2003 and December 31, 2004, were $200,000 and $275,975, respectively.  The fees for all other services performed by the auditors, including Prospectus, Proxy and Form 20-F review, and tax and financial advisory services, were $77,400 and $245,250 for the years ended December 31, 2003 and December 31, 2004, respectively.

The Board of Directors has determined that the provision of pre-approved non-audit services by Deloitte & Touche LLP does not compromise the independence of Deloitte & Touche LLP for the purpose of performing audit services for the Corporation.

SHAREHOLDER RIGHTS PLAN

With effect from April 23, 2002, the Board of Directors approved a shareholder rights plan as set out in a Shareholder Rights Plan Agreement dated April 23, 2002 between the Corporation and Computershare Trust Company of Canada as trustee (the “Rights Plan”). The Rights Plan was approved and confirmed at an annual and special meeting of shareholders held on May 16, 2002. Shareholders will be asked at the Meeting to adopt a resolution in the form set out in Schedule B hereto (the “Rights Plan Resolution”) reconfirming the Rights Plan.

The Board of Directors has determined that continuing to have the Rights Plan is in the best interests of the shareholders and therefore recommends that the shareholders vote to approve the Rights Plan Resolution. The Rights Plan Resolution requires the approval of a simple majority of the votes cast at the Meeting in order to be adopted, failing which the Rights Plan shall terminate as at the close of the meeting.

At the present time, the Corporation has no knowledge of any take-over bid, or any intended take-over bid, from any person.

The Rights Plan does not in any way alter the financial condition of the Corporation or its current business plans.

Background

The primary objective of the Rights Plan is to provide the Board sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made for the Corporation and to ensure every shareholder has an equal opportunity to participate in such a bid. The Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Rights Plan), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or otherwise to be made on terms and conditions acceptable to the Board.

In choosing to implement a Rights Plan, the Board considered the legislative framework in Canada governing take-over bids. Under provincial securities legislation, a take-over bid generally means an offer to acquire voting or equity shares of a corporation, where the shares subject to the offer to acquire, together with shares already owned by the bidder and any person or company acting jointly or in concert with the bidder, aggregate 20% or more of an outstanding class of voting or equity securities of a corporation.

The existing legislative framework for take-over bids in Canada continues to raise the following concerns for shareholders of the Corporation:

(i) Time — Current legislation permits a take-over bid to expire 35 days after it is initiated. The Board is of the view that this is not sufficient time to permit shareholders to consider a take-over bid and make a reasoned and unhurried decision.

(ii) Pressure to Tender — A shareholder may tender to a take-over bid to avoid being left with illiquid or minority discounted shares, even though the shareholder believes the bid to be inadequate. This is particularly so in the case of a partial take-over bid for less than all of the shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the shares. The Rights Plan provides the shareholder with a tender approval mechanism which is intended to ensure that the shareholder can separate the decision to tender from the approval or disapproval of a particular take-over bid.

(iii) Unequal Treatment: Full Value — While existing provincial securities legislation has substantially addressed many concerns in this regard, there remains the possibility that control of the Corporation may be acquired pursuant to a private agreement in which one or a small group of shareholders dispose of shares at a premium to market price which premium is not shared with the other shareholders. In addition, a person may slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders.

A significant percentage of the Corporation’s shares are currently held in the United States of America. The Rights Plan is intended to ensure equal treatment of shareholders and prevent an acquiror from exploiting differences in Canadian and United States securities laws in a way that could be detrimental to some shareholders.

While the Rights Plan is intended to regulate certain aspects of take-over bids for the Corporation, it is not intended to deter a bone fide attempt to acquire control of the Corporation if the offer is made fairly. The Rights Plan does not diminish or otherwise affect the duty of the Board to give due and proper consideration to any offer that is made and to act honestly, in good faith and in the best interests of the shareholders.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan, which is qualified in its entirety by reference to the text of the Plan Agreement. A shareholder or any other interested party may obtain a free copy of the Plan Agreement by contacting: General Counsel and Secretary, DRAXIS Health Inc., 16751 Trans-Canada Highway, Kirkland, Québec H9H 4J4, telephone: 514-630-7060, fax: 514- 630-7159.

Effective Date

The Rights Plan became effective on April 23, 2002 (the “Effective Date”) and was approved by shareholders of the Corporation at its Annual and Special Meeting of Shareholders held on May 16, 2002.

Term

The term of the Rights Plan is ten years from the Effective Date, subject to reconfirmation by shareholders at every third annual meeting.

Issue of Rights

One right (a “Right”) attaches to each outstanding common share.

Rights Exercise Privilege

The Rights will separate from the shares and will be exercisable 10 trading days (the “Separation Time”) after a person has acquired, or commenced a take-over bid to acquire, 20% or more of the shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a “Permitted Bid”). The acquisition by any person (an “Acquiring Person”) of 20% of the shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right, (other than those held by an Acquiring Person), will permit the purchase by holders of Rights, other than an Acquiring Person, of shares at a 50% discount to their market price.

Certificates and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the shares and are not transferable separately from the shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the shares.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

(i) the take-over bid must be made by way of a take-over bid circular;

(ii) the take-over bid must be made to all shareholders of the Corporation;

(iii) the take-over bid must be outstanding for a minimum period of 60 days and shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the shares of the Corporation held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the “Independent Shareholders”), have been tendered to the take-over bid and not withdrawn; and

(iv) if more than 50% of the shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of shares for not less than 10 Business Days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Waiver

The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an “Exempt Acquisition”) where the take-over bid is made by a take over bid circular to all holders of shares of the Corporation. Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Corporation made by a take-over bid circular to all holders of shares prior to the expiry of any other bid for which the Rights Plan has been waived.

Redemption

The Board with the approval of a majority of the votes cast by shareholders (or holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose may redeem the Rights at $0.000001 per share. Rights will be deemed to have been redeemed by the board following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment

The Board may amend the Rights Plan with the approval of a majority of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The Board without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or holders of Rights, as the case may be) may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

Board of Directors

The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Corporation. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemptions for Investment Advisors

Investment advisors (for fully managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the shares of the Corporation are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Unless otherwise specified in the enclosed form of proxy that the shares represented by the proxy shall be voted against the Rights Plan Resolution, it is the intention of the persons designated in the enclosed form of proxy to vote FOR the approval of the Rights Plan Resolution.

SHAREHOLDER’S PROPOSALS

Proposals of holders of common shares intended to be presented at the annual meeting of shareholders for the year ended December 31, 2005 (which shall be held in 2006) must be received by the Corporation, c/o Alida Gualtieri, General Counsel and Secretary, DRAXIS Health Inc., 16751 Trans-Canada Highway, Kirkland, Québec H9H 4J4, no later than December 22, 2005 for inclusion in the Corporation’s management proxy circular and form of proxy relating to that meeting.  It is recommended that proposals be delivered to the Corporation by registered mail.

ADDITIONAL INFORMATION

Financial information is provided in the Corporation’s annual audited financial statements and any interim financial statements filed subsequent to the filing of the most recent annual financial statements and the management’s discussion and analysis (“MD&A”) included in those statements.  Copies of the Corporation’s financial statements and related MD&A are available upon request from the Corporation’s General Counsel and Secretary, 16751 Trans-Canada Highway, Kirkland, Québec, H9H 4J4, as well as on the Corporation’s website at www.draxis.com.  Additional information relating to the Corporation is also available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

APPROVALS AND SIGNATURES

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors of the Corporation.

March 21, 2005

DRAXIS HEALTH INC.

Alida Gualtieri (signed)
General Counsel & Secretary

SCHEDULE “A”

Corporation Corporate Governance Practices Compared with TSX Guidelines

In this Schedule the Corporation’s corporate governance procedures are compared with the TSX Guidelines currently in force.  Where the Corporation’s policies or practices differ from the TSX Guidelines, the Board of Directors and senior management of the Corporation believe that they are consistent with the TSX Guidelines’ underlying philosophy.  The Board of Directors has been reviewing its governance practices in response to the SOX Requirements and the NASDAQ Rules.  As provisions of the SOX Requirements and the NASDAQ Rules come into effect, the Board of Directors will review and amend its governance practices where necessary on an on-going basis in response to these evolving standards.

TSX Corporate Governance Guideline	Does the Corporation Comply?	Comments

1.     The Board of Directors should explicitly assume responsibility for stewardship of the Corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:

Yes

The Board of Directors supervises the management of the Corporation’s business and affairs to enhance long term shareholder value. It makes major policy decisions, delegates to management the authority and responsibility for day-to-day affairs of the Corporation, and reviews management’s performance and effectiveness.

(a) adoption of a strategic planning process;	Yes

The Board of Directors is actively involved in the review of the strategic planning process of the Corporation. In addition to annually approving the Corporation’s strategic plan, the Board of Directors attends with management annually a two day strategic planning session to review the strategic direction of the Corporation. The Board of Directors regularly discusses with senior management ongoing strategic initiatives and implementation strategies to achieve key strategic objectives.

(b) the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks;	Yes

The Board of Directors through its various committees regularly identifies the principal risks of the Corporation’s business and ensures that those risks are effectively managed. For example, the Nominating and Corporate Governance Committee and the Audit Committee annually review risk management policies and processes. The Audit Committee also reviews the internal controls and risk management policies and processes related to management of the Corporation’s financial status, including liquidity and insurance requirements. The Corporation’s principal risks are identified in the Annual Report on Form 20-F filed by the Corporation under the heading “Item 3: Key Information”.

(c) succession planning, including appointing, training and monitoring senior management;	Yes

The Human Resources and Compensation Committee reviews succession planning for senior management, including the appointment and development of senior management and reports to the Board of Directors annually on organizational succession planning initiatives.

TSX Corporate Governance Guideline	Does the Corporation Comply?	Comments

(d) a communications policy for the Corporation; and	Yes

The Board of Directors requires that the Corporation maintain an active investor relations program headed by an Executive Director, Investors Relations, who reports directly to the President and CEO of the Corporation. See the “Corporate Governance - Shareholder Feedback and Communication” section to this Management Proxy Circular. The Corporation has also adopted a written Disclosure and Insider Trading Policy addressing, among other things, procedures to monitor insider trading activities, to prevent selective disclosure, and to mandate trading blackouts and corporate quiet periods.

(e) the integrity of the Corporation’s internal control and management information systems.	Yes

The Audit Committee monitors the Corporation’s internal controls and management information systems through reports from management and reports on these matters to the Board of Directors. The Audit Committee is responsible for reviewing the Corporation’s financial reporting procedures and internal controls. See the “Corporate Governance - Committees of the Board of Directors-Audit Committee” section to this Management Proxy Circular.

2.     The Board of Directors should be constituted with a majority of individuals who qualify as “unrelated” directors. An “unrelated” director is a director who is independent of management and is free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests arising from shareholdings.

Yes

The Board of Directors has reviewed the composition of the Board of Directors, as a whole, to determine which of the directors may be considered “unrelated”. The Board of Directors is currently composed of eight members, seven of which the Board of Directors has determined are “unrelated” to the Corporation. See the “Corporate Governance - Composition of the Board of Directors” section to this Management Proxy Circular.

3. The Board of Directors will also be required to disclose on an annual basis the analysis of the application of the principles supporting the conclusion in item 2 above.	Yes	See the “Corporate Governance - Composition of the Board of Directors” of this Management Proxy Circular.

4.     The Board of Directors should appoint a committee of directors composed exclusively of outside, ie. non-management directors, a majority of whom are “unrelated” directors with the responsibility for proposing new nominees to the Board of Directors and for assessing directors on an ongoing basis.

Yes

All committees of the Board of Directors are composed of outside directors. The Nominating and Corporate Governance Committee evaluates and recommends nominees to the Board of Directors, in consultation with the Chairman and the CEO. The Committee determines what competencies, skills and personal qualities it should seek in new Board of Directors members to add value to the Corporation and enhance shareholder value. In certain circumstances, the Committee retains outside consultants to conduct searches for appropriate nominees.

5.     The Board of Directors should implement a process to be carried out by the committee of the Board of Directors for assessing the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of

Yes

The Nominating and Corporate Governance Committee is responsible for assessing annually the functioning and effectiveness of the Board of Directors and its members. In January 2005, Directors completed a Board Effectiveness Survey

TSX Corporate Governance Guideline	Does the Corporation Comply?	Comments

individual directors.

prepared by the Nominating and Corporate Governance Committee in which they gave assessments on issues surrounding Board responsibility, operations and effectiveness. The results of this survey were shared with all of the Board members. In February 2005, Directors completed a Board Evaluation Survey prepared by the Nominating and Corporate Governance Committee whereby each director assessed the performance of each other director of the Board. The Chair of the Nominating and Corporate Governance Committee advised each Director of the assessment so received.

6. The Corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the Board of Directors.	Yes

The Board of Directors undertakes an orientation process for new directors. See the “Corporate Governance - Orientation of New Directors and Continuing Education” section of this Management Proxy Circular.

7.     The Board of Directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

	Yes	The Board of Directors believes that its composition during the past fiscal year provided for effective functioning of the Board of Directors as a whole.

8.     The Board of Directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved on being an effective director.

Yes

The Human Resources and Compensation Committee periodically reviews the adequacy and form of compensation of members of the Board of Directors. In making recommendations to the Board of Directors for appropriate adjustments, the Human Resources and Compensation Committee considers the time commitment, risks and responsibilities of directors as well as comparative data derived from other board of directors’ compensation material and outside surveys. In recommending the form of director compensation, the Human Resources and Compensation Committee seeks to align the interests of directors and shareholders. See the “Executive Compensation - Compensation of Directors” and “Minimum Shareholding Requirements” sections of this Management Proxy Circular.

9. Committees of the Board of Directors should generally be composed of outside directors, a majority of whom are “unrelated” directors.	Yes	Each committee of the Board of Directors is composed solely of outside directors all of whom are “unrelated”.

10. The Board of Directors should expressly assume responsibility for, or assign to a committee of directors, the general responsibility for developing the Corporation’s approach to governance issues.	Yes

The Board of Directors believes ensuring of effective corporate governance is an ongoing process, which is facilitated by a strong, independent Nominating and Corporate Governance Committee. In April, 2004, the Board of Directors approved a new charter for the Committee which sets out the role of the Committee. The Committee advises and assists the Board of Directors in applying governance principals and practices and tracks developments in corporate governance, adapting best practices to the needs and the circumstances of the Corporation. See the

TSX Corporate Governance Guideline	Does the Corporation Comply?	Comments

“Corporate Governance - Committees of the Board of Directors – Nominating and Corporate Governance Committee” section to this Management Proxy Circular. The Nominating and Corporate Governance Committee and the Board of Directors have reviewed the Corporation’s response to the TSX Guidelines.

11.   The Board of Directors, together with the CEO, should develop position descriptions for the Board of Directors and for the CEO, involving the definition of limits to management’s responsibilities and set corporate objectives that the CEO is responsible for meeting.

Yes

In April, 2004, the Board of Directors adopted position descriptions for the Board of Directors, the CEO, the Chair of each Committee of the Board of Directors and the Directors. See the “Corporate Governance - Mandate of the Board of Directors” section of this Management Proxy Circular. The Board of Directors has the ultimate responsibility for supervising the management of the Corporation in accordance with applicable law. Subject to the authority of the Board of Directors, the CEO has a mandate to supervise the day-to-day business and affairs of the Corporation. The Board of Directors has responsibility for such matters as: the strategic process; with management, the identification of principal risks of the Corporation’s business and implementation of appropriate systems to manage business risk; succession planning; review of the Corporation’s communicating policy; the integrity of the Corporation’s internal control and management information systems and supervision of management of the Corporation’s operations. See the “Corporate Governance - Mandate of the Board of Directors” and “Corporate Governance - Committees of the Board of Directors” sections of this Management Proxy Circular. The Board of Directors regularly assesses the performance of the management of the Corporation, including the CEO. See the “Executive Compensation - Report of Human Resources and Compensation Committee” section of this Management Proxy Circular.

The Board of Directors approves the corporate objectives which the CEO is responsible for meeting and assesses the CEO against achievement of these objectives. See the “Executive Compensation - Report of Human Resources and Compensation Committee - Compensation of the Chief Executive Officer” section of this Management Proxy Circular.

12. The Board of Directors should have in place appropriate structures and procedures to ensure that the Board of Directors can function independently of management.	Yes

The Chairman of the Board of Directors is not a member of management. All members of the committees of the Corporation are “unrelated” and independent directors. The Board of Directors meets “in camera” when appropriate, at which time the Chairman of the Board chairs a meeting of non-management directors whose concerns may be freely expressed. The Chairman of the Board of Directors is also the Chair of the Human Resources and Compensation Committee and liaises regularly with the Chair of the Nominating and Corporate Governance Committee on matters related to the

TSX Corporate Governance Guideline	Does the Corporation Comply?	Comments

Board of Directors, individual directors and senior management of the Corporation.

13.   The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties. The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The Audit Committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the Audit Committee to ensure that management has done so.

Yes

The Audit Committee is composed of outside directors. The Board of Directors has approved a Charter for the Audit Committee, which sets out a clear mandate confirming the Committee’s assistance to the Board of Directors with specific oversight responsibilities and direct access to the internal and external auditors of the Corporation. See the “Corporate Governance – Committees of the Board of Directors – Audit Committee” of this Management Proxy Circular.

All members of the Audit Committee are financially literate (ie. have the ability, at a minimum, to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements), and one is designated as a financial expert in accordance with applicable regulatory and legislative requirements.

14. The Board of Directors should implement a system that enables an individual director to engage an outside advisor at the expense of the Corporation in appropriate circumstances.	Yes

Individual members of the Board of Directors are permitted at any time to recommend for engagement, at the Corporation’s expense, outside advisors when necessary. In addition, committees of the Board of Directors may retain outside advisors to provide specific advice related to individual committee activities.

SCHEDULE “B”

Resolution to Reconfirm Shareholder Rights Plan

RESOLVED THAT:

1.             The Shareholder Rights Plan, as set out in the Shareholder Rights Plan Agreement dated April 23, 2002 between the Corporation and Computershare Trust Company of Canada, as trustee, which is described and summarized in the attached Management Proxy Circular of the Corporation dated March 21, 2005, be and is hereby reconfirmed; and

2.             Any director or officer of the Corporation be, and such director or officer of the Corporation hereby is, authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents or instruments, and to do or cause to be done all such other acts or things, as in the opinion of such director or officer of the Corporation may be necessary or desirable in order to fulfil the intent of the foregoing.

NOTES

NOTES

DRAXIS HEALTH INC.

ANNUAL MEETING OF SHAREHOLDERS

Wednesday, May 18, 2005

FORM OF PROXY

Proxy Solicited by Management

The undersigned shareholder of DRAXIS Health Inc. (the “Corporation”) hereby appoints Dr. Martin Barkin or, failing him, Mr. Brian King or, failing him, [                 ] or, instead of and to the exclusion of all of the foregoing,                                                                                       as nominee, to attend, act and vote for the undersigned at the annual meeting of shareholders of the Corporation, to be held on Wednesday, May 18, 2005, at The TSX Conference Center, 130 King Street West, Toronto, Ontario M5X 1J2, at 10:00 a.m. and at any adjournment thereof in the following manner:

1.     to elect directors:

VOTE FOR	☐

WITHHOLD FROM VOTING	☐

2.     to appoint auditors:

VOTE FOR	☐

WITHHOLD FROM VOTING	☐

3.     to reconfirm the Shareholders

Rights Plan:

VOTE FOR	☐

WITHHOLD FROM VOTING	☐

VOTE AGAINST	☐

4.     to vote on any amendment which may properly be put before the meeting with respect to any matter identified in the notice of the meeting and on any other matter which may properly come before the meeting.

The undersigned hereby revokes any proxies dated prior to the date hereof.

Dated , 2005.	Representing Common Shares of the Corporation

(Print Name)	(Signature of Shareholder)

NOTES:	Your proxy must be signed by the shareholder or his attorney authorized in writing.

If the form of proxy is not dated in the blank space above, the proxy is deemed to bear the date on which it is mailed by the person making the solicitation.

You may appoint any person, who need not be a shareholder, as nominee, other than those persons specifically named above, to attend and act on your behalf at the meeting by inserting the name of such person in the blank space provided above or by completing another appropriate form of proxy.

Your shares will be voted in accordance with your instructions given above. If no instructions are given for a particular item, your shares will be voted for that item.